82-34



99

CONSIDERATION FOR COMMISSION RE\

To: Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549



Date: December 29, 2005 PROCESSED SUPPL

JAN 12 2006 E
THOMSON
FINANCIAL

From: An Investor

Santos Ltd (Nasdaq: STOSY); Tipperary Corporation (Amex: TPY); Esenjay Exploration (Nasdaq: ESNJ)

I am concerned about a CFO resignation and impact it may have on investment decisions by the average investor.

Howard Selzer, the CFO of Santos USA Corp., an affiliate of Santos Ltd (Santos) whose Level-II ADRs are traded on the Nasdaq, will resign effective December 31, 2005, after a stint of 18 months.[1]

Selzer is a noted figure on Section 404 of the Sarbanes-Oxley Act (SOX) having served as facilitator with The Energy Forum's "SOX in the Patch Roundtable: Compliance, Reporting & The 404," an industry event designed to "reinforce investor confidence after the Enron, Tyco and WorldCom scandals."[2]

Selzer's resignation comes on the heels of the Santos merger with Tipperary Corporation (Amex: TPY), a public company subject to SOX compliance and the new 8-K reporting mandates. Curiously, the CFO year-end resignation date coincides with financial and public company filing dates.

On information and belief, Selzer was in fact formerly with Enron. Selzer succeeded Peter Robinson at Santos, the CFO entwined in 2002 with Esenjay Exploration (Nasdaq: ESNJ), a deal with curious last minute share price reductions by Santos in the Schedule TO that raised eyebrows by investors about the possibility of overstated financials or undisclosed executive compensation.

The protections of the Securities Act of 1933, 15 U.S.C. 77a, et seq., are broad, reaching not only an affirmatively untrue material statement, but also a literally true statement that is nonetheless misleading because of material information that is omitted – a half truth, in other words, "which is, of course, a lie." ALI, Federal Securities Code, Section 202(92).

A review of this Santos affair may be in order to determine the extent of materiality surrounding the matter to the investing public that may be belied.

dlw 1/9

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1 http://www.enewsbuilder.net/houstoncpa/e_000053839000028820.cfm
2 http://www.theenergyforum.com/sox_052004/agenda.pdf